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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                         Progress Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743266108
                       ----------------------------------
                                 (CUSIP Number)

     Sandler O'Neill & Partners Corp., Two World Trade Center - 104th Floor
          New York, NY 10048  Attn: May F. Della Pietra (212) 466-7800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 5, 1997
                       ----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
                        No exhibits are filed herewith.


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

------------------------------                      ----------------------------
  CUSIP NO.  743266108                                Page 2 of 5 Pages
------------------------------                      ----------------------------
--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sandler O'Neill & Partners Corp.
        13-3481255
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               52,128
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH
 REPORTING     -----------------------------------------------------------------
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH
                        52,128
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,128
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

         This Amendment No. 5 to Schedule 13D relating to Progress Financial Corporation is being filed on behalf of the undersigned to further amend the
Schedule 13D filed by 1993 SOP Partners, L.P. dated July 28, 1993, as previously amended (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(a) of the Schedule 13D is hereby amended to delete Richard S. Bookbinder as a Covered Person.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS
FOLLOWS:

(a)-(b) As of May 5, 1997, 1993 SOP Partners beneficially owned an aggregate of 50,000 shares of Common Stock, consisting of 50,000 shares which 1993 SOP Partners has the right to acquire through the exercise of the Warrants. Based upon an aggregate of 3,775,748 shares of Common Stock outstanding as of March 7, 1997, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996, such shares represent an aggregate of 1.3% of the Common Stock outstanding. Sole voting and dispositive power over such shares is vested in 1993 SOP Partners.

         The number of shares of Common Stock held by Sandler O'Neill in its trading account at any given time can be expected to fluctuate, and, at May 5, 1997, Sandler O'Neill did not own any shares of Common Stock in its trading account. Sole voting and dispositive power over shares held in Sandler O'Neill's trading account is vested in Sandler O'Neill.

         At May 5, 1997, SOP Corp. beneficially owned 2,128 shares of Common Stock. SOP Corp. has sole voting and dispositive power over such shares. SOP Corp. may also be deemed to beneficially own the shares of Common Stock owned by 1993 SOP Partners and Sandler O'Neill. Accordingly, at May 5, 1997, SOP Corp. may be deemed to own an aggregate of 52,128 shares of Common Stock, representing 1.4% of the Common Stock outstanding.

         At May 5, 1997, each of the Covered Persons beneficially owned the number of shares of Common Stock set forth opposite his or her name below. Except as otherwise noted, each Covered Person has sole voting and dispositive power over such shares.

         NAME                                            NUMBER OF SHARES                      % (1)
         ----                                            ----------------                      -----
         Mark B. Cohen                                          --                               --
         Hanif M. Dahya                                        2,447                             0.1
         May F. Della Pietra                                   1,809                              *
         Jonathan J. Doyle                                      --                               --
         James J. Dunne III                                   34,921                             0.9
         Marc L. Flaster                                      14,538                             0.4
         Thomas Glasser                                         --                               --
         Paul R. Haklisch                                       --                               --
         Ronald A. Herzlinger                                  7,234                             0.2
         Thomas W. Killian                                      --                               --
         Catherine A. Lawton                                    --                               --
         T. Joseph Longino, Jr.(2)                             5,000                             0.1
         Kenneth M. McBrayer                                   1,383                              *
         Thomas F. O'Neill                                    10,283                             0.3
         Fred D. Price                                        25,475                             0.7
         Kenneth F. Puglisi                                    4,000                             0.1
         Christopher Quackenbush                              25,475                             0.7
         Adam M. Rosmarin                                       --                               --
         Frank G. Salvaterra                                    --                               --
         Herman S. Sandler                                    47,428                             1.3
         Bruce E. Simmons                                       --                               --
         John B. Thompson II(3)                               11,383                             0.3

----------------------------
 *       Less than one-tenth of one percent.
(1) Based upon 3,775,748 shares outstanding, as reported in Issuer's 1996 Annual Report on Form 10-K.
(2)      Shares voting and dispositive power of shares with his wife.
(3) Shares voting and dispositive power over 5,000 shares with his wife.

(c) On May 5, 1997, 1993 SOP Partners distributed an aggregate of 200,000 shares of common stock to its limited partners. In connection with such distribution, each of the Covered Persons named below received the number of shares set forth opposite his or her name below.

         NAME                                      NUMBER OF SHARES
         ----                                      ----------------
         Hanif M. Dahya                                 2,447
         May F. Della Pietra                            1,809
         James J. Dunne III                            34,921
         Marc L. Flaster                               14,538
         Ronald A. Herzlinger                           7,234
         Kenneth M. McBrayer                            1,383
         Thomas F. O'Neill                             10,283
         Fred D. Price                                 25,475
         Christopher Quackenbush                       25,475
         Herman S. Sandler                             47,428
         John B. Thompson II                            6,383
         SOP Corp.                                      2,128

         As of the date hereof, there is no agreement among or between any of the Covered Persons and 1993 SOP Partners, TWCC, SOP Corp. or Sandler O'Neill to act together with respect to the holding, voting or disposition of such shares, nor are there any contracts, arrangements, understandings or relationships among or between any of the Covered Persons and 1993 SOP Partners, TWCC, SOP Corp. or Sandler O'Neill with respect to the Issuer or the common stock or other securities of the Issuer.

         Since the date of the most recently filed amendment to this Schedule 13D, except as noted above and except for transactions in the ordinary course of business in Sandler O'Neill's trading account, no other transactions in the Common Stock were effected by 1993 SOP Partners, TWCC, SOP Corp., Sandler O'Neill or any of the Covered Persons.

(d)      N/A.

(e) As a result of the distribution discussed in paragraph 5(c) above, SOP Corp. ceased being a beneficial owner of more than 5% of the Common Stock as of May 5, 1997.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1997


                                    SANDLER O'NEILL & PARTNERS CORP.

                                    By:/s/ Catherine A. Lawton
                                       ----------------------------------------
                                         Catherine A. Lawton
                                         Vice President

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